Exhibit 21
OTTER TAIL CORPORATION
Subsidiaries of the Registrant
February 16, 2022

Company	State of Organization

BTD Manufacturing, Inc.	Minnesota
Northern Pipe Products, Inc.	North Dakota
Otter Tail Assurance Limited	Cayman Islands
Otter Tail Power Company	Minnesota
T.O. Plastics, Inc.	Minnesota
Varistar Corporation	Minnesota
Vinyltech Corporation	Arizona